UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9C

Rule 14d-101

Solicitation/Recommendation Statement Under

Section 14(d)(4) Of The Securities Exchange Act of 1934

(Amendment No.     )

Sauer-Danfoss Inc.

(Name of Subject Company)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey

Vice President, Chief Accounting Officer, Secretary

Sauer-Danfoss Inc.

2800 East 13th Street

Ames, Iowa  50010

(515) 239-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With Copies To:

Peter Mirakian III, Esq.

Spencer Fane Britt & Browne LLP

1000 Walnut Street, Suite 1400

Kansas City, Missouri 64106-2140

Telephone:  (816) 292-8158

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 19, 2012, Sauer-Danfoss Inc. (the “Company”) issued the following press release:

Sauer-Danfoss Inc. Special Committee Announces Retention of Financial Advisor and Legal Counsel

AMES, Iowa, USA, December 19, 2012 - The Special Committee of the Board of Directors of Sauer-Danfoss Inc. (“Sauer-Danfoss”) (NYSE: SHS) announced today that it has retained Lazard as the Special Committee’s independent financial advisor and Kirkland & Ellis LLP as its independent legal counsel.  As Sauer-Danfoss previously announced, on November 28, 2012 the Board of Directors formed a Special Committee of independent directors to consider, among other things, the proposal made on that date by Danfoss A/S (“Danfoss”), a beneficial owner of approximately 75.6% of Sauer-Danfoss’ outstanding common stock, to purchase all of the outstanding shares of common stock of Sauer-Danfoss not owned by Danfoss for a cash purchase price of $49.00 per share.

The Special Committee cautions Sauer-Danfoss’ stockholders and others considering trading in its securities that no decisions have been made by the Special Committee or the Board of Directors with respect to Danfoss’ proposal. There can be no assurance that any definitive offer will be made or accepted, that any agreement will be executed or that any transaction will be consummated.  The Special Committee does not intend to disclose developments regarding these matters until it has determined that there is a need, if any, to update the market.

Notice to Investors

No statement in this press release is an offer to purchase or a solicitation of an offer to sell securities.  If Danfoss commences a tender offer for Sauer-Danfoss, it will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and Sauer-Danfoss will file a solicitation/recommendation statement on Schedule 14D-9 with respect to such tender offer.  Investors and security holders are urged to read all filings regarding the proposed transaction, if and when the transaction proceeds and such filings are made, because they will contain important information that should be read carefully before any decision is made with respect to the tender offer or the securities of Sauer-Danfoss.  Such materials will be made available to Sauer-Danfoss’ stockholders at no expense to them.  In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.

About Sauer-Danfoss

Sauer-Danfoss Inc. is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components for use primarily in applications of mobile equipment.  Sauer-Danfoss, with 2011 revenues of approximately $2.1 billion, has sales, manufacturing, and engineering capabilities in Europe, the Americas, and the Asia-Pacific region.

More details online at www.sauer-danfoss.com.

Safe Harbor Disclosure

Certain statements contained herein may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the activities of the Special Committee and possible business transactions.  Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms.  Although Sauer-Danfoss believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially.  Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally, general economic conditions, regulatory changes, fluctuations in Sauer-Danfoss’ stock price, Sauer-Danfoss’ financial performance, the timing and possible action by the Special Committee and the Board of Directors regarding Danfoss’ proposal, and possible actions by Danfoss and other parties.

Sauer-Danfoss undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  The foregoing review of factors that could cause Sauer-Danfoss’ actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect Sauer-Danfoss’ future results included in Sauer-Danfoss’ filings with the SEC at www.sec.gov.

For further information please contact:
Sauer-Danfoss Inc. — Investor Relations

Kenneth D. McCuskey Vice President and Chief Accounting Officer	Sauer-Danfoss Inc. 2800 East 13th Street Ames, Iowa, USA, 50010	Phone: (515) 239-6364 Fax: (515) 956-5364 kmccuskey@sauer-danfoss.com